Filed by Signa Sports United B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Yucaipa Acquisition Corp.

Commission File No.: 001-39422

Date: October 18, 2021

SIGNA Sports United Upsizes PIPE and Principals Agree

to Backstop SPAC Business Combination with Yucaipa

Acquisition Corporation

•	$70 million upsizing of PIPE, increasing total PIPE proceeds to $372 million

•	$178m backstop commitment to cover any elevated shareholder redemptions to ensure transaction close

•	New backstop designed to provide ample liquidity for the pro forma Company to pursue growth

Berlin, Germany (October 18, 2021) – SIGNA Sports United (“SSU” or the “Company”), the world’s leading sports e-commerce and technology platform, today announced additional PIPE investments and a new redemption backstop agreement related to its proposed business combination agreement with Yucaipa Acquisition Corporation (NYSE: YAC) (“Yucaipa” or “YAC”), a publicly-traded special purpose acquisition company. These additional elements increase deal certainty and ensure the listing of the enlarged pro forma company.

Mike Özkan, designated Chairman of the Board of SSU, said, “The upsizing of the PIPE demonstrates the increased interest in SSU’s sports e-commerce and technology platform. The backstop agreement underpins the principal’s commitment to the Company and provides transaction certainty for the strategic combination of the two largest online Bike retailers. The pro forma company will be in a strong position to pursue its mission to digitalize the global sports retail ecosystem with a guaranteed level of liquidity at all potential levels of redemptions by YAC shareholders.”

Ron Burkle, Chairman and President of Yucaipa, said, “This announcement allows SSU to focus on growing its leadership positions and accelerate its global expansion. We look forward to supporting the experienced SSU team on this exciting journey.”

The transaction is subject to approval by YAC’s shareholders and other customary closing conditions. The transaction is expected to close in the fourth quarter of 2021.

PIPE Upsizing

SSU has entered into an additional $70 million of subscription agreements for the financing of its PIPE with Tier 1 institutional investors and sovereign wealth funds as well as ultra-high net worth individuals. Following this additional investment, total expected PIPE proceeds will increase from $302 million to $372 million.

The proceeds from the PIPE upsizing will be used to complete the acquisition of WiggleCRC as well as provide additional capital to fund strategic growth initiatives.

Redemption Backstop

On October 15, 2021, SSU signed a Redemption Offset Agreement (“Agreement”) with Bridgepoint and SIGNA International Sports Holding GmbH, SSU’s controlling shareholder and member of the SIGNA group, providing for up to $178 million of additional liquidity, if necessary, in the event of elevated redemptions by YAC public shareholders. The backstop would be comprised in part by dollar-for-dollar increases in the PIPE (over and above the PIPE upsizing) for corresponding dollar increases in redemptions as well as, in remaining part by the exchange of cash consideration owed to the WiggleCRC Sellers into the equity of SIGNA Sports United B.V., a Dutch private limited liability company and wholly-owned subsidiary of SSU (“TopCo”). With the implementation of this backstop, the Agreement is expected to provide a minimum level of liquidity to the pro forma Company across all potential YAC public shareholder redemption levels.

Contacts:

SSU Press Contact

Erin Classen

Allison + Partners

erin.classen@allisonpr.com +1 202 756 7246

SSU Investors Contact

Matt Chesler, CFA

Allison + Partners

matt.chesler@allisonpr.com

+1 646 809 2183

About SIGNA Sports United:

Based in Berlin, Germany, SIGNA Sports United is a leading global sports e-commerce and tech platform in Bike, Tennis, Outdoor and Team Sports with more than 7 million active customers and close to 500 million annual webshop visitors. SIGNA Sports United combines iconic webshop brands such as Wiggle, Chain Reaction Cycles, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, Tennis-Point, TennisPro, Outfitter and many more. More than 1,000+ brand partners, 500+ independent offline retailers and more than 15 million digital sports community members are connected to its platform.

Further information: www.signa-sportsunited.com.

About Yucaipa

Yucaipa Acquisition Corporation is a special purpose acquisition company led by Ronald W. Burkle and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Additional Information and Where to Find It

In connection with the proposed business combination between Yucaipa and SSU (the “Business Combination”), TopCo has filed with the SEC the a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to its securities to be issued in connection with the Business Combination and preliminary proxy statement with respect to Yucaipa’s shareholder meeting at which Yucaipa’s shareholders will be asked to vote on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Yucaipa will send to its shareholders in connection with the Business Combination. Investors and security holders of Yucaipa are advised to read, when available, the Registration Statement, any amendments thereto and any other documents filed with the SEC, because these documents contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus and other relevant documents will be mailed to shareholders of Yucaipa as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other relevant documents, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Yucaipa Acquisition Corp., 9130 West Sunset Boulevard, Los Angeles, CA 90069; email: InvestorRelations@YucaipaCo.com.

Participants in the Solicitation

Yucaipa, SSU, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Yucaipa’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Yucaipa’s directors and officers in Yucaipa’s filings with the SEC, and such information and names of SSU’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Yucaipa for the Business Combination.

Forward Looking Statements

Certain statements made in this press release, including the description of the transactions, agreements and other information contained herein and the exhibits hereto (collectively, this “Communication”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Yucaipa and SSU and as part of such transaction, SSU’s proposed acquisition of WiggleCRC (the “Wiggle Acquisition”), the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, and the Wiggle Acquisition, future opportunities for the combined company, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of Yucaipa’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Yucaipa and SSU, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the COVID-19 pandemic. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Yucaipa and SSU. These statements are subject to a number of risks and uncertainties regarding Yucaipa’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement by and among SSU, Yucaipa and the other parties thereto; the PIPE investment and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Yucaipa or SSU for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Yucaipa and SSU; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees including its executive team; the amount of redemption requests made by Yucaipa’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on New York Stock Exchange following the Business Combination; costs related to the Business Combination; the overall level of demand for SSU’s services; general economic conditions and other factors affecting SSU’s business; SSU’s ability to implement its business strategy; SSU’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on SSU’s business, SSU’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to SSU’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; SSU’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, SSU’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on SSU’s business and those factors discussed in Yucaipa’s final prospectus relating to its initial public offering, dated July 29, 2020, and other filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement discussed above, and described in Yucaipa’s Annual Report on Form 10-K and other documents filed by Yucaipa or TopCo from time to time with the SEC. There may be additional risks that Yucaipa and TopCo presently do not know or that Yucaipa and TopCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Yucaipa’s and TopCo’s, as applicable, expectations, plans or forecasts of future events and views as of the date of this communication. Yucaipa and TopCo anticipate that subsequent events and developments will cause Yucaipa and TopCo’s assessments to change. However, while Yucaipa and/or TopCo may elect to update these forward-looking statements at some point in the future, Yucaipa and TopCo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Yucaipa’s or TopCo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The proposed Business Combination will be submitted to shareholders of Yucaipa for their consideration.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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